4675 MacArthur Court, Suite 800

Newport Beach, California 92660

949.437.1000

www.cleanenergyfuels.com

VIA EDGAR

August 14, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mara L. Ransom, Assistant Director

RE:	Clean Energy Fuels Corp.
Registration Statement on Form S-3
Filed August 7, 2018
File No. 333-226656
Request for Acceleration

Dear Sir or Madam:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned registrant, Clean Energy Fuels Corp., a Delaware corporation, hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 be declared effective at 4:00 p.m., New York City time, on August 16, 2018, or as soon as practicable thereafter.

Very truly yours,

CLEAN ENERGY FUELS CORP.

By:	/s/ J. Nathan Jensen
J. Nathan Jensen
Sr. Vice President Corporate Transactions and Chief Legal Officer

cc:	Jennifer López, Securities and Exchange Commission